UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of September 2018

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On September 12th, 2018, P.V. Nano Cell Ltd. (the “Issuer”) issued a press release announcing sales and marketing cooperation with Filgen Japan.

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Exhibit Index

Exhibit No.	Description
99.1	PV Nano Cell and Filgen Japan announce sales and marketing cooperation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date September 13th, 2018	By:	/s/ Dr. Fernando de la Vega
		Name:	Dr. Fernando de la Vega
		Title:	Chief Executive Officer

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